UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ NICOS’s New Medium-term Business Plan

and Issuance of New Shares through Allotment to Existing Shareholders

Tokyo, February 24, 2011 — Mitsubishi UFJ NICOS Co., Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc. (MUFG), has today announced a new medium-term business plan and that it will issue new shares through allotment to existing shareholders. Details are provided in the attached document.

There are no changes to MUFG’s full-year earnings targets for the fiscal year ending March 31, 2011 (released on November 15, 2010) as a result of these matters.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This press release contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual results. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

Mitsubishi UFJ NICOS Co., Ltd.

New Medium-term Business Plan and

Issuance of New Shares through Allotment to Existing Shareholders

Tokyo, February 24, 2011 — At a board meeting held today, Mitsubishi UFJ NICOS Co., Ltd. (MUN) resolved to implement a new medium-term business plan and to issue new shares through allotment to its existing shareholders, Mitsubishi UFJ Financial Group, Inc. (MUFG) and The Norinchukin Bank (Norinchukin) (hereafter “the capital increase”). The details are as follows.

I. New Medium-term Business Plan

1. Background and aims

MUN was formed in April 2007 through the merger of UFJ NICOS Co., Ltd. and DC Card Co., Ltd., and started anew as the core entity for the credit card business of MUFG, aiming to be the No. 1 general credit card company in Japan. In September 2007, MUN formulated a medium-term business plan for thorough restructuring to focus on the credit card business, and also announced further business and capital alliance with MUFG and Norinchukin.

Based on this plan, MUN carried out cost structure reform, including transferring the installment credit business to JACCS Co., Ltd. and carrying out consolidation of MUN’s branches and offices and reduction of its personnel on a large scale. At the same time, efforts were made to maximize Group synergies, including transfer of the loan guarantee business and operations for credit cards issued by the Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) to MUN in a reorganization of MUFG’s guarantee business. Measures were also taken to strengthen the top line, including launching MUFG Card, a new card brand, and strengthening the system for recruitment of new JA Card holders. MUN has also been actively working to improve customer satisfaction and to expand its earnings base by measures such as increasing its focus on initiatives using call centers and the internet, which are important channels for communication with customers,

Additionally, MUN has been pursuing an all-encompassing cost structure reform, including a fundamental business review of underperforming affiliate cards and further rationalization of administrative operations. Meanwhile, MUN has been quickly responding to changes in the business environment, including promptly taking steps to enhance the stringency of loan application screening, and enhancing consultation functions for borrowers based on the regulations limiting the total amount of loans that can be taken out by one consumer that were introduced in June 2010.

As a result of these initiatives, MUN has achieved a certain level of success in terms of strengthening the profitability of its main business, with fiscal 2010 ordinary profits excluding interest repayment expenses estimated to be around ¥28 billion, an increase of approximately 50% compared to fiscal 2007. However, interest repayment expenses continue to be a factor exerting significant pressure on profits, and in starting the recently formulated new medium-term business plan, MUN has decided to set aside a sufficient provision for interest repayment expenses in order to eradicate this potential constraint on future profits.

The credit card market is entering a period of major transformation, characterized by factors including the growing status of China UnionPay, a new international brand, and e-commerce payment and settlement through the internet and mobile terminals, which continues to record double-digit annual growth. Within this environment, MUN is required to promptly and appropriately respond to these major changes, in order to maintain and improve its competitive advantage as a leading company. Under its new medium-term business plan, MUN aims to respond to this period of transformation, by endeavoring to fundamentally strengthen its business competitiveness and financial position, making further use of its strengths including the largest number of cardholders and of affiliate merchants in Japan, as well as it’s strong relationship with MUFG and Norinchukin.

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2. Overview

(1) Business strategy

Card settlement is expected to grow in the future and based on this business MUN aims to fundamentally strengthen its business competitiveness, using the company’s strengths, by strategically reorganizing its operations into four core businesses matched to the characteristics of its customers.

Card issuing business

In recruiting new cardholders, MUN will pursue even stronger collaboration with MUFG and JA Bank regarding product development, placement of the sales force and so forth. MUN is able to handle all major international brands (Visa, MasterCard, JCB, AMERICAN EXPRESS and China UnionPay), and intends to make strategic use of this capability in its product line-up including MUFG Card and JA Card, in accordance with the needs of customers of various generations. Furthermore, MUN will actively invest in call center and internet infrastructure, in order to strengthen communication with card holders and increase the sophistication of its marketing functions.

Acquiring business (affiliate merchant business)

This business is in a period of transformation, and MUN positions it as one of the priority areas in its new medium-term business plan. MUN will strategically allocate resources for objectives including expanding the China UnionPay affiliate merchant network and developing e-commerce payment and settlement infrastructure, and in the area of acquiring new affiliates will enhance collaboration with MUFG in seeking business from MUFG’s corporate customer base. Additionally, MUN will establish competitive advantage by responding to new affiliate needs resulting from factors such as the provision of mobile terminals for payment and settlement, and also pursue the business of driving customers to affiliate merchants leveraging the largest number of cardholders in Japan.

Finance business

In cash advances and card loans, the large decline of the balance of total loans exceeding one-third of annual salary is expected to continue for the next two years or so in accordance with the revised regulation limiting the total amount of loans. MUN will secure its earnings base by meeting the sound borrowing needs, mainly of its existing cardholders, anticipating the resolution of the multiple debt problem. In shopping revolving credit and installment credit, as continued growth is expected as a means of equalization of card settlement payments, MUN will provide diverse products and services aligned to cardholders’ needs. MUN will continue to manage credit risk appropriately on an individual customer basis, in order to prevent the recurrence of multiple debt problems.

Processing business (commissioned business)

In the processing business, MUN has mandates from many leading financial institutions, including BTMU, JA Bank and major regional banks. MUN will aim to strengthen its ties with such institutions, by not only handling operations and administration for them but also providing solutions for overall management of their credit card business.

(2) Improving operating efficiency

We will solicit around 230 employees for early retirement, aiming to further slim-down and revitalize our organization. Furthermore, during the period of the new medium-term business plan, we will reduce our total headcount by around 500 employees, aiming to have around 5,000 employees in fiscal 2013. We will also implement a renewed focus on reforming our cost structure, including further consolidation of branches and offices, rationalization of administrative operations, and reduction of financial expenses by improving the efficiency of treasury management. We expect that bad debt expenses will continue to decline, due to the decline of the balance of total loans exceeding one-third of annual salary and initiatives to ensure more stringent screening of loan applications.

MUN has been working with JCB Co., Ltd. (JCB) on a shared system project to unify MUN’s current three systems with JCB’s system as the base system. However, as MUN is prioritizing the strengthening of its financial position in its new medium-term business plan, it has been decided, based on the agreement of both companies, to freeze the project. Besides this project, the companies have been proceeding with strategic business alliances in a wide variety of areas such as the card issuing business and acquiring business in which they have mutually complementary relationships, and intend to further develop their excellent relationship.

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(3) Quantitative targets

Through the above initiatives, MUN aims to achieve ordinary profit of around ¥40 billion (ordinary profit margin of 13%) in fiscal 2013.

Overview of quantitative targets	(¥ billion)

	FY2010 estimates	FY2013 targets
Operating revenue	303	305
Ordinary profit (excluding interest repayment expenses)	28	39
Net profit (before lump-sum provision for interest repayment expenses, etc.)	-3	39
Net profit (after lump-sum provision for interest repayment expenses, etc.)	-109	39

II. Issuance of new shares through allotment to existing shareholders

As described above, in the period of the new medium-term business plan MUN will implement maintenance and expanse of its revenue base, and strategic up-front investment in growth areas, while also making cost structure reform investments to further improve operating efficiency. In order to ensure that MUN’s medium-term business plan is steadily implemented and to strengthen the company’s financial base, MUFG and Norinchukin assessed that it was vital to increase MUN’s capital by subscribing for new shares. As a result of this capital increase, MUN is projected to have a capital ratio of around 10% in fiscal 2013.

Overview of New Share Issue (Capital Increase)

(1) Description and number of shares offered	653,594,771 shares of common stock

(2) Amount to be paid for shares offered (issue price)	¥153 per share

(3) Total amount to be paid for shares offered	Approx. ¥100 billion

(4) Payment date	March 30, 2011

(5) Amount of increase in capital and capital reserve	Capital: approx. ¥50 billion; Capital reserve: approx. ¥50 billion

(6) Allottees and number of shares to be allotted (planned)

Allotment to shareholders:

MUFG: 555,451,666 shares (approx. 85%)

Norinchukin: 98,143,104 shares (approx. 15%)

(Of the shares to be offered for subscription, based on Article 202-2 of Japan’s Financial Instruments and Exchange Act, one share shall be discarded and not allocated)

(7) Use of funds	Strategic business investment: approx. ¥50 billion; Cost structure reform: approx. ¥50 billion

Note:	Subject to completion of the relevant procedures, such as approval at MUN’s shareholders’ meeting, at the same time as the capital increase through allotment to existing shareholders a capital decrease (reduction in capital) will be implemented. There will be no change to MUN’s capital or capital reserve as a result of this capital increase and reduction in capital.

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Contact:

Mitsubishi UFJ NICOS,

Public Relations Office

Tel. 81-3-5296-1128

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